EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Our ratio of earnings to fixed charges is as follows:

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(In Thousands, Except Ratio)

Earnings:
Income before income taxes	$34,091	$8,511	$3,928	$2,796	$47,463
Interest expense	16,155	14,797	15,251	12,286	15,438
Capitalized expenses related to indebtedness	801	746	442	617	651
Portion of rents representative of the interest factor	1,560	1,440	1,440	966	1,208

	$52,607	$25,494	$21,061	$16,665	$64,760

Fixed Charges:
Interest expense, including amount capitalized	16,915	15,120	15,945	13,011	16,095
Capitalized expenses related to indebtedness	801	746	442	617	651
Portion of rents representative of the interest factor	1,560	1,440	1,440	966	1,208

	$19,276	$17,306	$17,827	$14,594	$17,954

Ratio of earnings to fixed charges	2.73	1.47	1.18	1.14	3.61